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  February 27, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Juan Grana
Margaret Sawicki Al Pavot Terence O’Brien

Re:	Kestra Medical Technologies, Ltd. Registration Statement on Form S-1 Filed on February 10, 2025 CIK No. 0001877184

Ladies and Gentlemen:

This letter sets forth the responses of Kestra Medical Technologies, Ltd. (the “Company”) to the verbal comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, provided on February 19, 2025, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company also notes that it has filed an Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) on February 26, 2025.

Registration Statement on Form S-1

Prospectus Summary

Recent Developments

Preliminary estimated selected financial results as of and for the three months ended January 31, 2025, page 8

1.	Staff’s verbal comment with respect to the disclosure on page 8 of the Registration Statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 8 of the Amended Registration Statement in response to the Staff’s comment.

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Securities and Exchange Commission

Office of Industrial Applications and Services

February 27, 2025

Executive Compensation

Equity Incentive Compensation

Incentive Units, page 169

2.	Staff’s verbal comment with respect to the disclosure on page 169 of the Registration Statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 175 of the Amended Registration Statement in response to the Staff’s comment.

Executive Compensation

Grants in Connection with This Offering, page 172

3.	Staff’s verbal comment with respect to the disclosure on page 172 of the Registration Statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 178 of the Amended Registration Statement in response to the Staff’s comment.

Exhibits

4.	Staff’s verbal comment with respect to Exhibits 3.1 and 3.2 of the Registration Statement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that pursuant to the requirements of Bermuda law, no amendment to the Company’s Certificate of Incorporation and Memorandum of Association is necessary to increase the Company’s authorized share capital. Under Bermuda law, the Company’s authorized share capital may be increased by resolutions of the Company’s Board of Directors and sole shareholder, effective upon the adoption of such resolutions, without any amendment to the Company’s Certificate of Incorporation and Memorandum of Association. The Company advises the Staff that the Company’s Board of Directors and sole shareholder authorized an increase to the Company’s authorized share capital to US$100,000,000 divided into 100,000,000 common shares of par value of US$1.00 each pursuant to resolutions adopted by the Board of Directors and the sole shareholder of the Company prior to the filing of the Amended Registration Statement, which increase was effective immediately upon the adoption of such resolutions by the Company’s Board of Directors and sole shareholder.

Securities and Exchange Commission

Office of Industrial Applications and Services

February 27, 2025

The Company advises the Staff that it has revised the disclosure on page 186 of the Amended Registration Statement in response to the Staff’s comment.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Sophia Hudson, P.C. of Kirkland & Ellis LLP by telephone at (212) 446-4750 or by email at sophia.hudson@kirkland.com.

Sincerely,

/s/ Sophia Hudson
Sophia Hudson, P.C.

Via E-mail:

cc:	Brian Webster
Traci S. Umberger
Kestra Medical Technologies, Ltd.

Christie W.S. Mok
Kirkland & Ellis LLP

Ilir Mujalovic
Allen Overy Shearman Sterling US LLP